                                              ----------------------------------
                                                        OMB APPROVAL
                                              ----------------------------------
                                               OMB NUMBER:  3235-0145
                                               EXPIRES:   OCTOBER 31, 1997
                                               ESTIMATED AVERAGE BURDEN
                                               HOURS PER RESPONSE.........14.90
                                              ----------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               CELADON GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.033 per Share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   150838 10 0
                         ------------------------------
                                 (CUSIP NUMBER)

                            Laredo Acquisition Corp.
                      Odyssey Investment Partners Fund, LP
                      c/o Odyssey Investment Partners, LLC
                                 280 Park Avenue
                             West Tower, 38th Floor
                            New York, New York 10017

                                 with a copy to:
                                 Richard Trobman
                                Latham & Watkins
                                885 Third Avenue
                               New York, NY 10022
                         Telephone Number (212) 906-1200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 23, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 10 pages

                                  SCHEDULE 13D

----------------------------------
CUSIP NO. 150838 10 0
----------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LAREDO ACQUISITION CORP.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None.
   OWNED BY       --------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
  REPORTING
    PERSON               1,859,036
     WITH         --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         None.
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None.
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,859,036
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 3 of 10 pages

                                  SCHEDULE 13D

----------------------------------
CUSIP NO. 150838 10 0
----------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ODYSSEY INVESTMENT PARTNERS FUND, LP
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
          PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF        7    SOLE VOTING POWER
    SHARES
 BENEFICIALLY            None.
   OWNED BY       --------------------------------------------------------------
     EACH           8    SHARED VOTING POWER
  REPORTING
    PERSON               1,859,036
     WITH         --------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                         None.
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         None.
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,859,036
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                               [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 10 pages

ITEM 1. SECURITY AND ISSUER

        This statement relates to the shares of common stock, $0.033 par value per share (the "Common Stock"), of Celadon Group, Inc., a Delaware corporation (the "Company" or "Issuer"). The principal executive offices of the Company are located at One Celadon Drive, Indianapolis, IN 46236-4207.

ITEM 2. IDENTITY AND BACKGROUND

(a)-(c) and (f) This statement is filed jointly by Laredo Acquisition Corp., a Delaware corporation ("Laredo") and Odyssey Investment Partners Fund, LP, a Delaware limited partnership ("Odyssey"). The foregoing entities are hereinafter referred to collectively as the "Reporting Entities."

        Laredo is a Delaware corporation formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (as defined and described in Item 4). All of the interests in Laredo are owned by Odyssey. However, Laredo may issue additional equity interests to third persons. It is not anticipated that Laredo will have any significant assets or liabilities other than those arising under the Merger Agreement or in connection with the Merger, or engage in any activities other than those incident to its formation and capitalization and the Merger. The principal office of Laredo is c/o Odyssey Investment Partners, LLC, 280 Park Avenue, West Tower, 38th Floor, New York, New York 10017.

        Odyssey is a newly formed buyout fund which pursues majority stake, private equity investments in middle market companies. The principal office of Odyssey is c/o Odyssey Investment Partners, LLC, 280 Park Avenue, West Tower, 38th Floor, New York, New York 10017.

        Schedule I to this statement contains information concerning the Reporting Entities and other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to
Schedule 13D.

(d) and (e) During the last five years, none of the Reporting Entities nor any of the persons or entities referred to in Schedule I has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The Reporting Persons acquired beneficial ownership of 1,859,036 shares of the Common Stock pursuant to the Voting Agreement (as defined and described in Item 6) representing approximately 24.1% of the issued and outstanding shares of Common Stock. Laredo requested that certain stockholders of the Issuer (the "Stockholders") enter into the Voting Agreement as a condition to Laredo's willingness to enter into the Merger Agreement (as defined and described in Item
4). The Voting Agreement will apply to shares of Common Stock that may be acquired after the date of the agreement by such Stockholders, including shares of Common Stock issuable upon exercise of options and warrants to

                                                              Page 5 of 10 pages

purchase Common Stock (including 12,121 shares of Common Stock issuable upon exercise of a warrant held by a Stockholder). No additional consideration was given in exchange for the Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION

        On June 23, 1998, Laredo entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer. Subject to the satisfaction or waiver of certain terms and conditions of the Merger Agreement, Laredo will merge (the "Merger") with and into the Issuer and, as a result of the Merger, the stockholders of Laredo will own approximately 90% of the issued and outstanding shares of Surviving Corporation Common Stock (as defined in the Merger Agreement). In connection with the Merger Agreement, Laredo entered into a Voting Agreement dated as of June 23, 1998 (the "Voting Agreement") with the Stockholders who own approximately 24.1% of the issued and outstanding Shares (as defined therein). The purpose of the Voting Agreement and the transactions contemplated thereby is to ensure approval of the Merger.

        At the Effective Time (as defined in the Merger Agreement), Laredo will be merged with and into the Company, with the Company continuing as the Surviving Corporation (as defined in the Merger Agreement) and the directors of Laredo continuing as the directors of the Surviving Corporation.

        At the Effective Time (as defined in the Merger Agreement), each share of Common Stock held by the Company's stockholders (other than the Common Stock held by certain officers and directors of the Company representing approximately 10% of the total outstanding shares of Surviving Corporation Common Stock) will be converted into the right to receive $20.00 in cash.

        Upon the consummation of the Merger, the issued and outstanding shares of Laredo will be converted into approximately 90% of the total outstanding shares of Surviving Corporation Common Stock.

        The transactions contemplated in the Merger Agreement will result in the Common Stock ceasing to be quoted on the Nasdaq Stock Market and becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

        The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) Pursuant to the proxy granted in the Voting Agreement, the Reporting Entities have the shared power to vote, or to direct the vote of, an aggregate of 1,859,036 shares of Common Stock, representing approximately 24.1% of the issued and outstanding shares of Common Stock. The Voting Agreement will apply to shares of Common Stock that may be acquired after the date of the agreement by the Stockholders, including shares of Common Stock issuable upon exercise of options and warrants to purchase Common Stock (including 12,121 shares of Common Stock issuable upon exercise of a warrant held by a Stockholder).

(c) The responses set forth in Item 4 are incorporated herein.

                                                              Page 6 of 10 pages

(d) The Stockholders, based on their respective percentage ownership of the Shares, shall have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from any sale of the Common Stock. The identity of the Stockholders is set forth in Schedule I to the Voting Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The responses set forth in Item 4 and Item 5 are incorporated herein.

        Pursuant to a Voting Agreement dated June 23, 1998 between the Company and the Stockholders (the "Voting Agreement"), each Stockholder has agreed (and the Voting Agreement includes an irrevocable proxy provision for the benefit of Laredo with respect to the Shares owned by each Stockholder), to vote (or cause to be voted) all Shares (as defined in the Voting Agreement) held of record or beneficially by such person (i) in favor of the Merger and adoption of the Merger Agreement, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and in favor of each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would (or would be reasonably likely to) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Voting Agreement; and (iii) except as specifically requested in writing by Laredo in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or any of its subsidiaries; (2) a sale, lease or transfer (whether by merger, consolidation, operation of law or otherwise) of a material amount of assets of the Company or any of its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its subsidiaries; (3) (a) any change in the majority of the board of directors of the Company; (b) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or by-laws; (c) any other material change in the Company's corporate structure or business; or (d) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement or the contemplated economic benefits of any of the foregoing. In addition, each Stockholder agreed not to enter into any agreement or understanding with any person or entity in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

        Each Stockholder has also agreed, until the termination of the Voting Agreement, among other things, not to: (i) except pursuant to the terms of the Merger Agreement and to Laredo pursuant to the Voting Agreement, offer for sale, sell, transfer (whether by merger, consolidation, operation of law or otherwise), tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with the Company or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer (whether by merger, consolidation, operation of law or otherwise), tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares or any interest therein, (ii) except contemplated by the Voting Agreement, grant any proxies or powers of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any

                                                              Page 7 of 10 pages

representation or warranty of such Stockholder contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under the Voting Agreement.

        The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated by reference herein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) Voting Agreement dated as of June 23, 1998, by and among Laredo and the Stockholders.

(b) Agreement and Plan of Merger dated as of June 23, 1998, by and between Laredo and the Company.

                                                              Page 8 of 10 pages

                                   Signatures

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct. In addition, by signing below, each of the undersigned agrees that this Schedule 13D may be filed jointly on behalf of each of Laredo Acquisition Corp. and Odyssey Investment Partners Fund, LP.

Dated: July 2, 1998

                                            LAREDO ACQUISITION CORP.

                                            By: /s/ Brian Kwait
                                                -------------------------------
                                            Name:  Brian Kwait
                                                -------------------------------
                                            Title: President
                                                -------------------------------

                                            ODYSSEY INVESTMENT PARTNERS FUND, LP

                                            By: ODYSSEY CAPITAL PARTNERS, LLC,
                                                its general partner

                                            By: /s/ Brian Kwait
                                                -------------------------------
                                            Name:  Brian Kwait
                                                -------------------------------
                                            Title: Managing Member
                                                -------------------------------

                                                              Page 9 of 10 pages

                                   SCHEDULE 1

        The following sets forth information with respect to the general partner and each person controlling such partner and the executive officers, directors and principal shareholders of each of the Reporting Entities, as applicable. Except as otherwise indicated in this Schedule I or in the Schedule 13D to which this Schedule I relates, the principal business address of each person or entity set forth below is c/o Odyssey Investment Partners, LLC, 280 Park Avenue West Tower, 38th Floor, New York, New York 10017 and each such person or entity is a citizen of the United States of America.

Odyssey

        The general partner of Odyssey is Odyssey Capital Partners, LLC, a Delaware limited liability company (the "General Partner"). The manager of Odyssey is Odyssey Investment Partners, LLC, a Delaware limited liability company (the "Manager"). The managing members of the General Partner and the Manager are Stephen Berger (Senior Managing Member), Brian Kwait, Muzzi Mirza, Paul D. Barnett, William Hopkins and Brian F. Wruble. The principal occupation of each of Messrs. Berger, Kwait, Mirza, Barnett, Hopkins and Wruble is to act as a managing member of the General Partner and the Manager.

Laredo

        All of the capital stock of Laredo is owned by Odyssey. The directors of Laredo are Brian Kwait, Muzzi Mirza and Douglas Hitchner. Brian Kwait is the president of Laredo, Muzzi Mirza is a vice president of Laredo, Douglas Hitchner is a vice president and the treasurer of Laredo and Andrew Lapham is the secretary of Laredo. The principal occupation of Mr. Hitchner is to act as a principal of the Manager. The principal occupation of Mr. Lapham is to act as an associate of the Manager.

                                                             Page 10 of 10 pages

                                  EXHIBIT INDEX

Exhibit A -- Merger Agreement

Exhibit B -- Voting Agreement